Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                                                 Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                                         E-mail:  grhlaw@hotmail.com

January 15, 2013

By Filing on EDGAR

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:           LKA International, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed January 4, 2013
File No. 000-17106

Dear Mr. Reynolds:

As counsel to LKA International, Inc. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated January 11, 2013.  The comment is reproduced below followed by our response to the comment.

General

Comment No. 1:  We note the disclosure you added in response to comment 1 of our letter dated December 28, 2012.  It appears that the recent bylaw amendment you reference has not been disclosed in a filing with the Commission.  Refer to Item 5.03 of Form 8-K.  With a view towards disclosure, please advise us where your shareholders can find information regarding the recent bylaw amendment.

Response:  We have now filed a Form 8-K disclosing the amendment.  A copy of the revised bylaws was attached as an exhibit to that report.  We added disclosure to the second paragraph on page 9 of the revised 14C Information Statement directing shareholders to the filing on Form 8-K discussing the amended bylaws.

In connection with this response to the comments of the staff, the Company acknowledges that:

•           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Counsel to the Company